April 8, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Jonathan Groff, Attorney - Adviser

Re:	Suja Minerals, Corp
Amendment No. 2 to Registration Statement on Form S-1
Filed March 11, 2011
File No. 333-171572

Ladies and Gentlemen:

This letter sets forth the responses of Suja Minerals, Corp ( the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of March 15, 2011.  Each numbered paragraph below responds to the comment having the same number in the March 15 comment letter.

Responses to Comments:

1.
The Company respectfully disagrees with the conclusions in comment 1. While we note the staff’s concern that the selling shareholders not serve as a conduit for a primary offering by the company, we would bring to your attention the following facts supportive of a conclusion that the selling shareholders are not underwriters:

a.	The selling shareholders are not engaged in the securities business.
b.
The selling shareholders purchased their shares for cash in a private placement over 4 months ago.  This shows investment intent, rather than an intent to purchase the shares with a view to immediate resale.

c.	The private placement was not a “toxic” convertible offering.
d.	Only 50% of the offering is subject to the S-1 Registration Statement. The selling shareholders will each continue to own restricted stock constituting 50% of their investment.
e.
Only one of the selling shareholders has a relationship with the Company.  Hui Chuan Lin owns the company’s controlling shareholder (Hemisphere West Co., Ltd.) but is only seeking to register125,000 of the total of 4,100,000 shares being registered.

In response to the factors enumerated in the comment letter, the Company has the following responses:

Shell corporation – While the Company may presently fit within the definition of a “shell company,” that does not mean that the Company does not sincerely intend to explore and develop the Crawford Creek Property into a profitable dolomite / limestone quarry.  The private placement was a legitimate fund raising that provided important seed capital for the Company.  The private placement did not include registration rights.

CEO residence – Mr. Reams has visited the property on multiple occasions and intends to be on-site regularly during the exploration program.  He is working with the Company diligently to assist them in the on-site work and will be taking an active role in helping the Company finance the project. While Mr. Reams does not have mining experience, this is not a concealed target with complicated geology as may be encountered in precious or base metals exploration.  It is a simple dolomite / limestone target that may be more readily understood by a non-specialist.

Vice President lack of pecuniary interest – The fact that no stock has yet been awarded to Mr. Calpito is not indicative of a lack of interest on his part.  Rather it reflects prudence on the part of the Company to limit stock awards until it has progressed to its exploration phase and Mr. Calpito’s services as a highly experienced mining engineer and geologist are actually needed.

2.	Language has been added stating that the Company plans to conduct mineral exploration on mining claims in Canada. (page 5).

3.
Language has been added to confirm that the claim owners of record approved the modification.  Additional disclosure has been added to describe the two back-to-back option agreements (page 15), and a new risk factor has been added about the risk that a default under either option agreement could result in a loss of the Company’s mineral rights (page 8).

4.	A risk factor has been added concerning Messrs. Reams” and Calpito’s lack of experience in operating a public company. (page 8)

5.	Disclosure has been added concerning market price ranges for dolomite and limestone (page 14).

6.
Language has been added disclosing the approximately $1,700 per year claim renewal cost, and the fact that the payment due in August 2010 was made by the Company to the claim owner of record, which, in turn, paid the British Columbia government. (page 15).

7.	Candian dollar figures have been converted to US dollar figures in the locations referred to in comment 7 . (pages 15 and 24).

8.	“Shell company” language has been added to the Rule 144 disclosure. (page 22)

9.	The interim financial information for the quarter ended January 31, 2011 has been added.

10.
Disclosure has been added as to likely costs through the completion of exploration at Crawford Creek, assuming that initial results are encouraging enough to merit further phases of exploration. (page 24)  Disclosure has also been added that there would be additional costs to actually place a quarry in production at Crawford Creek.  (page 24)  The Company felt that it would be speculative to give a cost range for construction of a producing quarry following completion of exploration and was unable to give estimated costs following completion of exploration.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Matt Reams
Matt Reams
President